

STATE OF NEW YORK
DEPARTMENT OF STATE

I hereby certify that the annexed copy for THE VIRTUAL COMMONWEALTH, INC., File Number 220214003460 has been compared with the original document in the custody of the Acting Secretary of State and that the same is true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on February 14, 2022.

Brendan C. Hughes
Executive Deputy Secretary of State

Authentication Number: 100001082545 To Verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at http://ecorp.dos.ny.gov

CERTIFICATE OF INCORPORATION
OF
THE VIRTUAL COMMONWEALTH, INC.
Under Section 402 of the Business Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business Corporation Law of the State of New York hereby certify:

FIRST: The Name of the corporation is: **THE VIRTUAL COMMONWEALTH, INC.**

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is **NEW YORK**

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is **1000 SHARES WITH NO PAR VALUE**

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:
KENNETH POOSER
220 MANHATTAN AVE, 6L
NEW YORK, NY 10025

SIXTH: Existence of the corporation shall begin **upon filing of this Certificate of Incorporation with the Department of State.**

SEVENTH: The corporation shall have a perpetual existence.

EIGHTH: No Director of this corporation shall be personally liable to the corporation, or its shareholders for damages for any breach of duty in such capacity, provided that this provision shall not limit the liability of any director if a judgment or other final adjudication, adverse to him, establishes that his act or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage, to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law.

NINTH: The holders of any of the corporation's equity shares shall be entitled to

Filed with the NYS Department of State on 02/14/2022
Filing Number: 220214003460 DOS ID: 6403870

preemptive rights in accordance with the provisions of BCL section 622.

I certify that I have read the above statements, I am authorized to sign this Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

KENNETH T POOSER (Signature)

KENNETH T POOSER, INCORPORATOR
220 MANHATTAN AVE, 6L
NEW YORK, NY 10025

Filed by:

KENNETH T POOSER
220 MANHATTAN AVE, 6L
NEW YORK, NY 10025

Filed with the NYS Department of State on 02/14/2022
Filing Number: 220214003460 DOS ID: 6403870